August 2, 2021

Suzanne Hayes

Margaret Schwartz

Michael Fay

Jean Baker

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	Alpha Healthcare Acquisition Corp.
Registration Statement on Form S-4
Filed March 23, 2021, Amendment No. 1 Filed June 14, 2021, Amendment No. 2 Filed July 1, 2021, Amendment No. 3 Filed July 23, 2021
File No. 333-254597

Dear Ms. Hayes:

This letter is submitted on behalf of Alpha Healthcare Acquisition Corp. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-4, filed on July 23, 2021 (the “Registration Statement”), as set forth in the Staff’s letter dated July 29, 2021 to Rajiv Shukla, the Company’s Chief Executive Officer and Chairman (this “Comment Letter”). The Company is concurrently filing its Amendment No. 4 to Registration Statement on Form S-4 (the “Amended Registration Statement”), which includes changes to reflect its response to the Staff’s comment and other updates.

For reference purposes, the text of this Comment Letter has been reproduced and italicized herein with the response below the numbered comment. Unless otherwise indicated, the page reference in the description of the Staff’s comment refers to the Registration Statement, and the page reference in the response refers to the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement. The response provided herein is based upon information provided to Goodwin Procter LLP by the Company.

Amendment No. 3 to Registration Statement on Form S-4

Redemption Rights of AHAC Stockholders, page 9

1. We note your disclosure that based on funds in the Trust Account of approximately $100,031,770 on the Record Date, the estimated per share redemption price would have been approximately $9.95. Based on your disclosure on page 69, the estimated per share redemption price appears to have been calculated using 10,050,000 outstanding Public Shares instead of the 10,000,000 shares issued in your Initial Public Offering. Please provide us with an explanation of why the estimated per share redemption price may be less than $10.00 and revise your disclosure as appropriate.

RESPONSE: The Company respectfully advises the Staff that it has updated the Amended Registration Statement on page 9 and throughout the Amended Registration to correct the estimated share redemption price to $10.00 per share from $9.95 per share in response to the Staff’s comment. In reaching the original $9.95 calculation, 50,000 shares of Class A common stock issued to the underwriters of the Company’s initial public offering in connection with the private placement that was consummated concurrently with such initial public offering were incorrectly counted as public shares and therefore used in calculating the redemption price. These 50,000 shares should have been excluded from the redemption price calculation, and once they are excluded, the estimated redemption price as of the record date equals $10.00 per share.

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Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (617) 570-1879.

Sincerely,

/s/ Laurie A. Burlingame
Laurie A. Burlingame, Esq.

cc:	Rajiv Shukla, Alpha Healthcare Acquisition Corp. Kerry S. Burke, Covington & Burling LLP Brian K. Rosenzweig, Covington & Burling LLP